UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

COMMISSION FILE NO. 1-12597

A.            Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN

B.            Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

   CULP, INC.
   1823 EASTCHESTER DRIVE
   HIGH POINT, NORTH CAROLINA 27265

There were no material changes in the Plan or the Investment Policy of the Plan.  Culp, Inc. has made no profit sharing contributions during the past five years.  The number of participants in the Plan at December 31, 2015 was 727. The Retirement Committee administers the Plan, and its members are Franklin N. Saxon, Kenneth R. Bowling, and Teresa A. Huffman, all employees of Culp, Inc.

Financial Statements and Exhibits

(a)  Financial Statements.  A list of all financial statements filed as part of this report, beginning on page 1, is set forth below:

(b)  Exhibits

Exhibit 23(a) – Consent of Independent Registered Public
                                             Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

By: Culp, Inc., Plan Administrator

By: The Culp, Inc. Retirement Committee

Date: June 16, 2016

/s/ Franklin N. Saxon
Franklin N. Saxon

/s/ Kenneth R. Bowling
Kenneth R. Bowling

/s/ Teresa A. Huffman
Teresa A. Huffman

Culp, Inc. Employees’ Retirement Builder Plan

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

Supplemental Information

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee of the
Culp, Inc. Employees’ Retirement Builder Plan
High Point, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Culp, Inc. Employees’ Retirement Builder Plan (the "Plan") as of December 31, 2015 and 2014 and the related statements of changes in net assets available for benefits for the years ended December 31, 2015, 2014, and 2013.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014 and the changes in its net assets available for benefits for the years ended December 31, 2015, 2014, and 2013, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but includes information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Smith Leonard PLLC
High Point, NC
June 16, 2016

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2015 and 2014

ASSETS	2015	2014

Investments, at fair value (Note C)
Registered investment companies	$28,033,530	$27,239,791
Common and collective trust fund	8,565,248	6,489,104
Culp, Inc. common stock	2,767,978	3,853,316
Money market fund	123,138	149,440

	39,489,894	37,731,651

Receivables
Employer contributions	28,268	-
Participant contributions	59,984	-

	88,252	-

NET ASSETS AVAILABLE
FOR BENEFITS	$39,578,146	$37,731,651

See accompanying notes to the financial statements.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2015, 2014 and 2013

	2015	2014	2013

CHANGES IN NET ASSETS ATTRIBUTED TO :

Investment income
Net (depreciation) appreciation in fair value
of investments	$(1,009,681)	$636,651	$4,286,236
Interest and dividends	1,614,975	1,471,573	1,098,390

Total investment income	605,294	2,108,224	5,384,626

Contributions
Employer	845,755	760,439	698,728
Participant	1,509,090	1,322,568	1,213,352
Direct rollovers	135,665	142,087	64,904

Total contributions	2,490,510	2,225,094	1,976,984

Benefits paid to participants	1,249,309	1,181,870	1,820,655

NET INCREASE	1,846,495	3,151,448	5,540,955

NET ASSETS AVAILABLE
FOR BENEFITS
Beginning of year	37,731,651	34,580,203	29,039,248

End of year	$39,578,146	$37,731,651	$34,580,203

See accompanying notes to the financial statements.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015, 2014 AND 2013

NOTE A - DESCRIPTION OF PLAN

The following description of the Culp, Inc. Employees’ Retirement Builder Plan (the “Plan”) provides only general information.  Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Culp, Inc. and its subsidiaries (the “Company”) who have three months of continuous service and are at least 21 years of age.  Employees who elect to participate in the Plan may do so in the next available payroll period.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute compensation, as defined in the Plan document, subject to certain Internal Revenue Code (“IRC”) limitations.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers various registered investment company funds, one common and collective trust fund, and Culp, Inc. common stock as investment options for participants.  The Company makes matching contributions equal to 100% of the participant’s contribution up to the first 3% of annual compensation plus 50% of the next 2% of compensation contributed to the Plan which qualifies under safe harbor provisions.  An employee who is eligible to participate in the Plan, but does not either affirmatively elect to decline participation or designate a specified amount to be contributed to the Plan, is required to have their compensation reduced by 2%, which is in turn contributed into the Plan’s Moderate Allocation Fund.

Additional profit sharing amounts may be contributed at the option of the Company.  No profit-sharing contributions were made during the years ended December 31, 2015, 2014 or 2013.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of (a) the Company’s profit sharing contributions and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their own voluntary contributions and the Company’s matching contributions plus actual earnings thereon.

Notes Receivable from Participants

Notes receivable from participants are not permitted by the Plan.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015, 2014 AND 2013

Payment of Benefits

Upon termination of service due to death, disability, retirement, or other reasons as defined by the Plan, participants receive a lump-sum distribution equal to the value of the participant’s vested interest in the Plan. In-service distributions may be made to participants who have reached age 59 1/2. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified by the Plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Recently Adopted Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU 2015-07), Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent), which removes the requirement to present investments for which the practical expedient is used to measure the fair value at net asset value (NAV) within the fair value hierarchy table. Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. The Plan elected to early adopt ASU 2015-07 as of December 31, 2015, as permitted and has applied ASU 2015-07 retrospectively, as required. The adoption has been reflected in Note C – Fair Value Measurements of the financial statements. This adoption had no impact on the Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014 or the Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2015, 2014, and 2013.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contract, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts, including common and collective trust assets. Contract value is the only required measure for fully benefit-responsive contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure information about fair value of investments shall be provided by general type of plan asset. Part III allows plans to measure investments using values from the end of the calendar month closest to the Plan’s fiscal year end. The Plan elected to early adopt ASU 2015-12 Parts I and II as of December 31, 2015 and has applied the provisions retrospectively. The provisions of ASU 2015-12 Part III are not applicable to the Plan.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015, 2014 AND 2013

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures.  Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

The Company has evaluated the effects subsequent events would have on the financial statements through June 16, 2016, which is the date the financial statements were available to be issued. No issues were noted which would impact the financial statements.

NOTE C - FAIR VALUE MEASUREMENTS

The FASB issued a statement that defines fair value and establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 - Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 - Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2015 and 2014.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015, 2014 AND 2013

Registered Investment Companies

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Common and Collective Trust Fund

This investment is measured using the net asset value per share practical expedient as of December 31, 2015 and 2014, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

The following tables present information for which the net asset value per share practical expedient was used:

	December 31, 2015
			Redemption
			Frequency (If
		Unfunded	Currently	Redemption
Description	Fair Value	Commitments	Eligible)	Notice Period

Invesco Stable Value V Trust Fund	$8,565,248	N/A	Daily	24 months

	December 31, 2014
			Redemption
			Frequency (If
		Unfunded	Currently	Redemption
Description	Fair Value	Commitments	Eligible)	Notice Period

Invesco Stable Value V Trust Fund	$6,489,104	N/A	Daily	24 months

Culp, Inc. Common Stock

This investment is valued at the closing price reported on the active market in which the individual security is traded. This investment is classified within Level 1 of the valuation hierarchy.

The Plan held 108,676 and 177,736 shares of the Company’s common stock at December 31, 2015 and 2014, respectively. The cost basis of these shares of the Company’s common stock was $804,290 and $1,224,531 at December 31, 2015 and 2014, respectively.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015, 2014 AND 2013

Money Market Fund

This investment is a public investment vehicle valued using $1 for the NAV.  The money market fund is classified within Level 2 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present information about assets and liabilities measured at fair value on a recurring basis:

Fair Value Measurements at December 31, 2015 using:
	Quoted Prices in Active Markets for Identical Assets	Significant other Observable Inputs	Significant Unobservable Inputs

Description	Level 1	Level 2	Level 3	Total

Investments at fair value:

Registered investment companies	$28,033,530	$-	$-	$28,033,530
Culp, Inc. common stock	2,767,978	-	-	2,767,978
Money market fund	-	123,138	-	123,138

Total investments in the fair value
hierarchy	$30,801,508	$123,138	$-	30,924,646

Investments at net asset value:

Common and collective trust fund				8,565,248

Total investments at fair value				$39,489,894

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015, 2014 AND 2013

Fair Value Measurements at December 31, 2014 using:
	Quoted Prices in Active Markets for Identical Assets	Significant other Observable Inputs	Significant Unobservable Inputs

Description	Level 1	Level 2	Level 3	Total

Investments at fair value:

Registered investment companies	$27,239,791	$-	$-	$27,239,791
Culp, Inc. common stock	3,853,316	-	-	3,853,316
Money market fund	-	149,440	-	149,440

Total investments in the fair value
hierarchy	$31,093,107	$149,440	$-	31,242,547

Investments at net asset value:

Common and collective trust fund				6,489,104

Total investments at fair value				$37,731,651

NOTE D - EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of the Company’s common stock. Transactions in the Company’s common stock also qualify as party-in-interest.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE F - TAX STATUS

Effective January 1, 2013, the Plan adopted a prototype plan document sponsored by an affiliate of the Plan’s trustee. The Internal Revenue Service has determined and informed the Plan’s trustee by a letter dated March 31, 2014, that the Plan is designed and in compliance with the applicable requirements of the IRC. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

NOTE G - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

SUPPLEMENTAL INFORMATION

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 56-1001967
PLAN NUMBER: 001
December 31, 2015

				Current
(a)	(b) Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost **	(e) Value

	Invesco Stable Value V Trust Fund	8,565,248 units	-	$8,565,248

	MFS Value Fund	141,827 units	-	4,650,521

	MFS Moderate Allocation Fund	257,782 units	-	4,018,828

	MFS Total Return Fund	174,446 units	-	2,995,242

	Franklin Dynatech Fund	57,191 units	-	2,794,913

	MFS Growth Allocation Fund	136,450 units	-	2,363,311

	Lord Abbett Developing Growth Fund	115,068 units	-	2,076,981

	Ridgeworth Mid-Cap Value Equity Fund	143,973 units	-	1,714,716

	MFS International Diversification Fund	103,103 units	-	1,581,595

	MFS Core Equity Fund	61,828 units	-	1,532,108

	DWS RREEF Real Estate Securities Fund	54,336 units	-	1,151,930

	Pioneer Bond Fund	86,956 units	-	826,951

	MFS Aggressive Growth Allocation Fund	38,019 units	-	713,623

	MFS Conservative Allocation Fund	42,038 units	-	597,364

	MFS Bond Fund	38,816 units	-	520,904

	Lord Abbett Bond Debenture Fund	66,921 units	-	494,543

	MFS Money Market Fund	123,138 units	-	123,138

*	Culp, Inc. Common Stock	108,676 shares	-	2,767,978

				$39,489,894

*	Indicates party-in-interest.
**	Cost information omitted for participant-directed investments.

EXHIBIT INDEX

Exhibit Number	Exhibit

23A	Consent of Independent Registered Public Accounting Firm in connection with the registration statement of Culp, Inc. on FormS-8 (File No. 33-13310).